

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2014

Via E-mail
Robert Greenberg, M.D., Ph.D.
President and Chief Executive Officer
Second Sight Medical Products, Inc.
12744 San Fernando Road, Building 3
Sylmar, California 91342

>        Re:      **Second Sight Medical Products, Inc.**
>                 **Amendment No. 1 to Registration Statement on Form S-1**
>                 **Filed October 2, 2014**
>                 **File No. 333-198073**

Dear Dr. Greenberg:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.      We note your response to prior comment 1.  Because the long-term investment rights are separate securities under Section 2(a)(1) of the Securities Act, registration of the rights is required to comply with Securities Act Sections 5 and 6 regardless of whether any additional fee is required to be paid.  Accordingly, please revise to ensure the rights are separately registered.  Also include the title of the rights on the prospectus cover page.  Refer to Regulation S-K Item 501(b)(2).

Graphics, page 4

2.      We note your revisions in response to prior comment 4.  Please revise the graphics to eliminate jargon so that the meanings of the terms used are clear from context.  For instance, we note the use of the term "RP."

Long-Term Investor Rights, page 12

3.      Your response to prior comment 2 provides that at the closing of the IPO, you will become contractually obligated to issue the shares underlying the LTIRs.  Because there is no instrument that will evidence the terms of the LTIRs, please revise to include a representation that the prospectus contains a full description of the rights, and revise your disclosure, if necessary, to describe all material terms of those rights.

Our Licenses and Agreements, page 55

4.      We note your revised disclosure on pages 8 and 55 indicating your entry into a new joint research and development agreement with The Johns Hopkins University Applied Physics Laboratory.  Please expand to describe the provisions of Article 3 regarding the funding of the agreement.  State that JHU will not be obligated to make the $4.075 million lump sum payment to you until it receives a disbursement of that amount from The Mann Fund, a fund affiliated with one of your founders who is also a director and beneficial owner of more than 40% of your outstanding stock.  Please also expand your disclosure pursuant to Item 404 of Regulation S-K with respect to this agreement.  Finally, please also file a complete version of the agreement; we note it currently omits Appendix A.

Long Term Investor Right to Receive Additional Shares, page 87

5.      Please revise to disclose the substance of your response to prior comment 12.  For instance, include the information contained in your response concerning the length of time the proceeds may be adequate, the goal of encouraging and rewarding long-term investors, and your intent to provide those investors with an opportunity to double their investment or to neutralize or reduce a potential loss.

6.      Please expand your disclosure to clarify what you mean by "purchase shares directly in the IPO."  In this regard, please explain how you will determine who qualifies as an IPO Shareholder and how investors will be able to determine that they will acquire LTIRs in connection with their purchase. For instance, how will investors know that the broker from whom they purchased shares in the IPO is part of the underwriting selling group such that they have acquired LTIRs?  Also, please revise to explain how you will verify whether an investor purchased shares in the IPO versus through the trading market during the 90 days following the IPO, and how you will enforce the condition that the rights are available only to purchasers in the IPO. If the LTIRs will be available to anyone who purchases shares and has them recorded in their name within the 90-day period, please revise to clarify that fact and revise to clarify any description in the prospectus of the LTIRs as non-transferable.

Exhibits, page 101

7.      We note your response to prior comment 35.  Please reconcile the number of "units" granted as described in Exhibit 10.15 with the number disclosed on page 74.  Please also file final, complete and executed agreements; for instance, we note that the document filed as Exhibit 10.14 is unsigned and missing attachments, and the document filed as Exhibit 10.15 is unsigned.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.  Please contact Mary Beth Breslin at (202) 551-3625 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): Aaron A. Grunfeld, Esq.